Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com

February 23, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the comment letter (the “Comment Letter”), dated February 20, 2009, of the staff of the Division of Corporation Finance relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 that was filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2008.

The responses set forth below are numbered to correspond to the numbering in the Comment Letter

Critical Accounting Policies

Professional Liability Insurance Claims, page 55

1.	We have reviewed the proposed revisions to your disclosure and have the following comments:

a.
In the sixth paragraph, you attribute the increase in the current accident year claims expense to the “partial ownership in 2007 of hospitals acquired from Triad” and “full year of ownership in 2008 of those former Triad hospitals”.  This implies that the accident year claims expense for the historically-owned hospitals remained flat during 2007 and 2008.  Please revise your disclosure to clarify this fact or address any other factors that may have caused the increase.

The Company’s intent in its response letter filed with the SEC on February 19, 2009 (the “February 19 Response Letter”) was to indicate that claims expense had remained consistent with the increase in net operating revenues.  The following is the Company’s proposed revised disclosure to the sixth paragraph of the proposed disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Professional Liability Insurance Claims” section (the “MD&A Section”) of its next Form 10-K for the period ended December 31, 2008 (the “2008 Form 10-K”), as set forth in the February 19 Response Letter.  The italicized print indicates the changes from the disclosure set forth in the February 19 Response Letter.

The increase in current accident year claims expense in each respective year from 2006 to 2008 is consistent with the increase in net operating revenues during the respective periods.  Income/expense related to prior accident years reflects changes in estimates resulting from the filing of claims for prior year incidents, claim settlements, updates from litigation, and our ongoing investigation of open claims.  Expense/income from discounting reflects the changes in the weighted-average risk-free interest rate used and timing of estimated payments for discounting in each respective year.

Furthermore, included as Exhibit A is the Company’s proposed revised table that was included in the fifth paragraph of the proposed disclosure in the MD&A Section of the 2008 Form 10-K, as set forth in the February 19 Response Letter.  Changes relate solely to the 2006 expense related to current accident year and 2006 expense related to the expense from discounting.

b.
Also, your description of changes in income/expense related prior accident does not isolate or quantify the specific reasons for changes in your estimate of prior accident years.  Please revise your proposed disclosure to discuss the specific reasons about what caused the change in estimate of prior accident years, identifying the loss years to which they relate and quantifying the dollar amount of change.

In the fourth paragraph of its proposed disclosure in the MD&A Section of the 2008 Form 10-K, as set forth in the February 19 Response Letter, the Company explained that changes in its estimates cannot precisely be attributed to any specific factors since the Company determines the estimate of its liability from the results of multiple methods.  The Company is not aware of any single fact or other factors that directly and materially affect the Company’s disclosed amounts.  The Company’s experience has shown that when prior accident year amounts develop, it is generally attributable to the most recent accident years.  Furthermore, the Company believes adding further disclosure to this matter suggests that the Company believes this item to be more material and of greater significance than its experience indicates.  Based on the above, the Company has made no further changes to its disclosure regarding expense related to prior accident years.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,
/s/ Jeffrey Bagner
Jeffrey Bagner

cc:           Tabatha Akins (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)
Rachel A. Seifert (Community Health Systems, Inc.)

EXHIBIT A

	Year ended December 31,
	2008	2007	2006
Accrual for professional liability claims, January 1	$300,184	$104,161	$88,371
Liability acquired through acquisition:
Gross liability acquired	-	197,453	-
Discount of liability acquired	-	(26,309)	-
Discounted liability acquired	-	171,144	-
Expense (income) related to:
Current accident year	110,010	73,039	43,441
Prior accident years	(15,826)	7,158	3,146
Expense (income) from discounting	11,449	(1,040)	3,667
Total incurred loss and loss expense	105,683	79,157	50,254
Paid claims and expenses related to:
Current accident year	(688)	(701)	(574)
Prior accident years	(54,600)	(53,577)	(33,890)
Total paid claims and expenses	(55,288)	(54,278)	(34,464)
Accrual for professional liability claims, December 31	$350,579	$300,184	$104,161